
Mail Stop 3720

January 21, 2010

<u>VIA US MAIL AND FAX (210) 832-3173</u>
Randall T. Mays
Chief Financial Officer and Director
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

> **Re:** **Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32663**

Dear Mr. Mays:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director